SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GARRETT MOTION INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

June 25, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Attestor Value Master Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,237,711 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,237,711 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,237,711 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
12.	TYPE OF REPORTING PERSON PN

(1) Includes 722,807 shares of common stock, $0.001 par value per share (the “Common Stock”) and 3,514,904 shares of Common Stock issuable upon conversion of 3,514,904 shares of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”).

(2) Based on 68,549,985 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,514,904 shares of Common Stock issuable upon conversion of 3,514,904 shares of Series A Preferred Stock owned by the Reporting Persons (as defined below).

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Attestor Value Fund GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,237,711 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,237,711 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,237,711 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
12.	TYPE OF REPORTING PERSON OO

(1) Includes 722,807 shares of common stock, $0.001 par value per share (the “Common Stock”) and 3,514,904 shares of Common Stock issuable upon conversion of 3,514,904 shares of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”).

(2) Based on 68,549,985 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,514,904 shares of Common Stock issuable upon conversion of 3,514,904 shares of Series A Preferred Stock owned by the Reporting Persons (as defined below).

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Attestor Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,237,711 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,237,711 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,237,711 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
12.	TYPE OF REPORTING PERSON OO

(1) Includes 722,807 shares of common stock, $0.001 par value per share (the “Common Stock”) and 3,514,904 shares of Common Stock issuable upon conversion of 3,514,904 shares of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”).

(2) Based on 68,549,985 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,514,904 shares of Common Stock issuable upon conversion of 3,514,904 shares of Series A Preferred Stock owned by the Reporting Persons (as defined below).

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Attestor Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,237,711 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,237,711 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,237,711 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
12.	TYPE OF REPORTING PERSON OO, IA

(1) Includes 722,807 shares of common stock, $0.001 par value per share (the “Common Stock”) and 3,514,904 shares of Common Stock issuable upon conversion of 3,514,904 shares of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”).

(2) Based on 68,549,985 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,514,904 shares of Common Stock issuable upon conversion of 3,514,904 shares of Series A Preferred Stock owned by the Reporting Persons (as defined below).

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Jan-Christoph Peters
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,237,711 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,237,711 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,237,711 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
12.	TYPE OF REPORTING PERSON IN

(1) Includes 722,807 shares of common stock, $0.001 par value per share (the “Common Stock”) and 3,514,904 shares of Common Stock issuable upon conversion of 3,514,904 shares of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”).

(2) Based on 68,549,985 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,514,904 shares of Common Stock issuable upon conversion of 3,514,904 shares of Series A Preferred Stock owned by the Reporting Persons (as defined below).

CUSIP: 366505105

Item 1(a).	Name of Issuer: Garrett Motion Inc. (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Officers: La Pièce 16, Rolle, Switzerland 1180
Item 2(a).	Name of Person Filing:

This statement is filed by (1) Attestor Value Master Fund LP, a Cayman Islands exempted limited partnership (“Attestor”), as a result of its direct ownership of the Shares reported herein, (2) Attestor Value Fund GP Limited, a Cayman Islands exempted private limited company (“Attestor GP”), as the sole general partner of Attestor, (3) Attestor Capital Limited, a Cayman Islands exempted private limited company (“Attestor Capital”), as the manager to Attestor GP, (4) Attestor Limited, a private limited company registered in England and Wales (with company number 12080120) (“Attestor Limited”), as the investment manager to Attestor, and (5) Mr. Jan-Christoph Peters, as the sole director and sole indirect shareholder of Attestor Limited. Attestor, Attestor GP, Attestor Capital, Attestor Limited and Mr. Peters are collectively referred to as the “Reporting Persons.”

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The principal business office of Attestor, Attestor GP and Attestor Capital is c/o Attestor Value Fund GP Limited, Ugland House, PO Box 309, Grand Cayman KY1-1104, Cayman Islands. The principal business office of Attestor Limited and Mr. Peters is 7 Seymour Street, London W1H 7JW, United Kingdom.

Item 2(c).	Citizenship: See Item 4 of each cover page.

Item 2(d).Title of Class of Securities: Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e).CUSIP No.: 366505105.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP: 366505105

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP: 366505105

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2021
Attestor Value Master Fund LP acting by Attestor Limited

	By:	/s/ Jan-Christoph Peters
	Name:	Jan-Christoph Peters
	Title:	Authorised Attorney

Attestor Value Fund GP Limited

	By:	/s/ Jan-Christoph Peters
	Name:	Jan-Christoph Peters
	Title:	Director

Attestor Capital Limited

	By:	/s/ Jan-Christoph Peters
	Name:	Jan-Christoph Peters
	Title:	Director

Attestor Limited

	By:	/s/ Jan-Christoph Peters
	Name:	Jan-Christoph Peters
	Title:	Authorised Attorney

/s/ Jan-Christoph Peters
Name: Jan-Christoph Peters

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP: 366505105

EXHIBIT INDEX

Exhibit Number	Title
99.1	Joint Filing Agreement